CNFINANCE HOLDINGS LTD.

44/F, Tower G, No. 16 Zhujiang Dong Road

Tianhe District, Guangzhou City, Guandong Province 510620

People’s Republic of China

January 14, 2021

VIA EDGAR

Mr. Michael Henderson

Mr. Marc Thomas

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

USA

RE: CNFinance Holdings Ltd. (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2019

Response dated November 13, 2020

File No. 001-38726

Dear Mr. Henderson and Mr. Thomas:

This letter sets forth the Company’s responses to the comments contained in the letter dated December 3, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Form 20-F”). The comments are repeated below in bold and followed by the responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2019 Form 20-F.

Form 20-F/A for the Fiscal Year Ended December 31, 2019

Notes to the Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Charge-off policies, page F-22

1.	We note your response to comment one and your efforts to update charge-off policies in future filings. Based on your correspondence and information obtained from your audited financial statements, your charge-off policy is not in accordance with U.S. GAAP (i.e., specifically ASC 310-10-35-4 and ASC 310-10-35-41). Please revise your interim financial statements for the nine months ended September 30, 2020 and your audited annual financial statements for the fiscal year ended December 31, 2019, as necessary.

Allowance for credit losses

The Company respectfully advises the Staff that the Company timely reviews the status of loans and assesses the fair value of collaterals securing the loans on a quarterly basis. If the loans were 90 days or more past due and the fair value of collaterals was less than the outstanding loan balance, the Company would follow ASC 310-10-35-4 and ASC 326 (effective from January 1, 2020) to accrue allowance for credit losses and record provision for credit losses accordingly. Also, the Company followed ASC 326-20-35-5 to use, as a practical expedient, the fair value of the collaterals at the reporting date to calculate the allowance for credit losses for the collateralized loans and such fair value of the collaterals were adjusted for estimated costs to sell on a discounted basis.

Write-off policies

The Company has respectfully followed ASC 310-10-35-41 and ASC 326-20-35-8 (effective from January 1, 2020) to revise the charge-off (“write-off” under ASC 326) policies. Conditions (i) and (ii) of the revised policies are identical to conditions (i) and (ii) of the disclosed policies in the 2019 20-F. Conditions (iii), (iv), (v) and (vi) of the revised policies are further elaborations of condition (iii) of the disclosed policies in the 2019 20-F. Specifically, condition (vi) requires that all loans that are 180 days past due are therefore deemed uncollectible and written down to net realizable value (fair value of collaterals, less estimated costs to sell) unless both well-secured and in the process of collection. The Company will disclose the revised write-off policies in the FY2020 Form 20-F as follows:

The Company considers loans principal, interest and financing service fee receivables meeting any of the following conditions as uncollectible and the balance shall be written down to net realizable value (fair value of collaterals, less estimated costs to sell):

(i)	death of the borrower;

(ii)	identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments;
(iii)	sales of loans to third parties;
(iv)	settlement with the borrower, where the Company releases irrecoverable loans through private negotiations with the borrower where the borrower cannot repay the loan in full through self-funding or voluntary sale of the collateral;
(v)	disposal through legal proceedings, including but not limited to online arbitrations, judicial auctions and court enforcements; or
(vi)	loans are 180 days past due unless both well-secured and in the process of collection.

Correction of an error

The Company respectfully advises the Staff that the change in the charge-off policy was a correction of an error in the previously issued consolidated financial statements in accordance with ASC 250-10-45.

The errors related to the original charge-off policies in the 2016, 2017, 2018 and 2019 consolidated financial statements and 2020 interim reports are not material pursuant to the guidance outlined in Staff Accounting Bulletin (“SAB”) Topic 1.M. The following summarizes the Company’s analysis in accordance with ASC 250-10-S99-1 (Topic 1.M/SAB99) and ASC 250-10-S99-2 (Topic 1.N/SAB 108):

1.	Management’s Quantitative Assessment for the Misstatement:

The following table presents the assessment of the quantitative impact of the errors on the Company’s consolidated statements of comprehensive income using both the “Rollover” method and “Iron Curtain” method as discussed in ASC 250-10-S99-2 (Topic 1.N/SAB 108) and the impact on the Company’s consolidated balance sheets, statement of change in shareholder’s equity / (deficit) and statement of cash flows.

Statement of comprehensive income	The misstatement has no impact on any line item on the statement of comprehensive income for the years ended December 31, 2016, 2017, 2018 and 2019, and for the period ended September 30, 2020.
Consolidated Balance sheet

The misstatement has no impact on total assets, total liabilities and shareholder’s equity / (deficit) on the consolidated balance sheet as of December 31, 2016, 2017, 2018, 2019, and September 30, 2020, respectively.

(1) The correction of the misstatement results in a decrease in gross loans as presented by the below table:

The above misstatement didn’t mask a material decrease in gross loan balance trends.

(2) The correction of the misstatement results in a decrease in allowance for credit losses, netting off the loans principal, interest and financing service fee receivables as presented by the below table:

(3) The net loans principal, interest and financing service fee receivables remain unchanged as of December 31, 2016, 2017, 2018, 2019, and September 30, 2020, respectively, as shown below:

Statement of change in shareholder’s equity / (deficit)	The misstatement has no impact on the statement of change in shareholder’s equity / (deficit) for the years ended December 31, 2016, 2017, 2018 and 2019, and for the period ended September 30, 2020.
Statement of cash flows	The misstatement has no impact on the statement of cash flow for the years ended December 31, 2016, 2017, 2018 and 2019, and for the period ended September 30, 2020.

2.	Management’s Qualitative Assessment for Misstatements:

The Company also considered the qualitative impacts noted in ASC250-10-S99-1 as follows:

Evaluation Criteria	Management Analysis
The potential effect of the misstatement on trends, especially trends in profitability.

The misstatement did not mask a change in earnings’ trend. Total revenue, net profit and net loans principal, interest and financing service fee receivables remain unchanged after the correction of the error. Also, the misstatement had no impact on the total assets or equity.

(1) The correction of the misstatement results in a decrease in both delinquency ratios and NPL ratios as presented by the below table:

The misstatement didn’t mask a deterioration of assets quality. The assets quality in terms of delinquency ratio actually improves slightly.

(2) The correction of the misstatement results in a decrease in gross loans as presented by the below table:

The misstatement didn’t mask a material decrease in gross loan balance trends. In particular, the net loan balances trend has no change under the misstatement as shown below:

A misstatement changes a loss into income or vice versa.	The impacts have been indicated in the above section “1. Management’s Quantitative Assessment for the Misstatement”. The misstatement didn’t change any loss to income or vice versa.

The effect of the misstatement on segment information, for example, the significance of the matter to a particular segment important to the future profitability of the company, the pervasiveness of the matter on the segment information and the impact of the matter on trends in segment information, all in relation to the financial statements taken as a whole.

The error only impacts the reported segment.

Evaluation Criteria	Management Analysis
The potential effect of the misstatement on the company’s compliance with loan covenants, other contractual agreements and regulatory provisions.	The proposed adjustments do not have impact on loan covenants, other contractual agreements or regulatory provisions.
The existence of statutory or regulatory reporting requirements that affect materiality thresholds.	Not applicable. No statutory or regulatory reporting requirements affect the materiality threshold.
A misstatement that has the effect of increasing management’s compensation, for example, by satisfying the requirements for the award of bonuses or other forms of incentive compensation.

Not applicable.

Management’s compensation was linked to the revenues, interest expenses, net income and overall loan facilitation. The misstatement does not change the Company’s revenues, interest expenses, net income or loan facilitation amount. Therefore, the misstatement has no effect of increasing or decreasing management’s compensation.

The sensitivity of the circumstances surrounding the misstatement, for example, whether the implications of misstatements involving fraud and possible illegal acts, violations of contractual provisions, and conflicts of interest.

The implication of the misstatement does not involve frauds, illegal acts, violations of contractual provisions, or conflicts of interests. Different from the U.S. financial institutions, companies in China such as the Company and its local peers normally would not charge off loans over 180 days past due until the legal proceedings are concluded, which is consistent with the approach taken under the original charge-off policies disclosed in the 2019 20-F. Although the average timeframe for the legal proceedings to be concluded was approximately 1.5 years, the Chinese real estate market grew over the years in general and the Company’s originated loans were secured by the real estate properties. The Company timely reviews the status of loans and assesses the fair value of collaterals securing the loans on a quarterly basis. Under the revised charge-off policies, the Company will charge off loans over 180 days past due but continue their collection efforts.

The significance of the financial statement element affected by the misstatement, affecting recurring earnings as contrasted to one involving a non-recurring charge or credit, such as an extraordinary item.

The balance of loans principal, interest and financing service fee receivables 180 days past due was fully offset by the allowance before charge-off. By correcting the misstatement, there is no changes in the net loans principal, interest and financing service fee receivables 180 days past due. Therefore, there is no significant impact affected by the misstatement on the financial statement element.

The effects of misclassifications, for example, misclassification between operating and non-operating income or recurring and non-recurring income items.	The misstatement has no impact on classification between operating and non-operating income or recurring and non-recurring income items.

Evaluation Criteria	Management Analysis
The significance of the misstatement or disclosures relative to known user needs, for example: The significance of earnings and earnings per share to public company investors.

According to the analysts’ reports and the minutes of each earnings conference call, the key interests from analysts and investors focus on the Company’s revenues, interest expenses, net income and overall loan facilitation. The overall cash flows, rather than cash flows from a particular funding source such as trust companies, may be considered when market participants assess the Company’s liquidity management ability.

The misstatement does not affect the Company’s revenues, interest expenses, net income, overall loan facilitation or the cash flows.

Therefore, management concluded that the misstatement had no material impact on known user needs.

The definitive character of the misstatement, for example, the precision of an error that is objectively determinable as contrasted with a misstatement that unavoidably involves a degree of subjectivity through estimation, allocation, or uncertainty.

The misstatement caused by the original charge-off policies disclosed in the 2019 20-F is objectively determinable since the loans principal, interest, and financing fee receivables that were over 180 days past due and ran into legal proceedings were calculated precisely in terms of their balance, allowance for credit losses, provision for credit losses, and charge-offs taken. There is no estimate or allocation requirements for determining the amount.

The motivation of management with respect to the misstatement, for example, (i) an indication of a possible pattern of bias by management when developing and accumulating accounting estimates or (ii) a misstatement precipitated by management’s continued unwillingness to correct weaknesses in the financial reporting process.

Based on the root cause analysis of the misstatement and the financial impact related to management compensation and financial statement users, management considered that the misstatement was mainly caused by the different legal proceeding practices between China and the U.S., and does not involve fraud or possible illegal acts, violations of contractual provisions, or conflicts of interest.

The misstatement was identified in the SEC Comment Letter received in December 2020, after the issuance of 2019 20-F. In the Comment Letter, the Staff requests the Company to revise the interim financial statements for the nine months ended September 30, 2020 and the audited financial statements for the fiscal year ended December 31, 2019, as necessary. Considering the misstatement has no material impact on known user needs based on the above analysis, management intends to correct the misstatement in the 20-F for fiscal year 2020.

Regarding the material weakness in the financial reporting process, management is taking remediation measures.

The existence of offsetting effects of individually significant but different misstatements.	Such effects do not exist since there is only one misstatement.
The likelihood that a misstatement that is currently immaterial may have a material effect in future periods because of a cumulative effect, for example, that builds over several periods.	The management has provided revised disclosures in the response to the Comment Letter and will enhance future filings accordingly.

Evaluation Criteria	Management Analysis

The cost of making the correction—it may not be cost-beneficial for the client to develop a system to calculate a basis to record the effect of an immaterial misstatement. On the other hand, if management appears to have developed a system to calculate an amount that represents an immaterial misstatement, if may reflect a motivation of management.

The correction did not cost too much resources.
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	The misstatement arises from an item capable of precise measurement that is objectively determinable because it does not involve high degree of imprecision inherent in the calculation.
Whether the misstatement hides a failure to meet analysts’ consensus expectation for the enterprise.

By searching through internet and reviewing analysts’ report, the Company did not identify any investors who had particular interest/concerns on the loan provision and charge-offs.

The misstatement does not affect the Company’s revenues, interest expenses, net income, overall loan facilitation or the cash flows. Therefore, the Company has no intention to mislead analysts or investors by manipulating the overdue status, neither would the Company hide a failure to meet external expectations.

Consideration of a history of volatility in the price of a registrant's securities in response to certain types of disclosure.

Since January 1, 2020 till December 31, 2020, the Company’s share price fluctuated between $2.90 and $5.01, and only 10 days out of 253 trading days had closing price increase or decrease more than 10% from the previous day. Most of the fluctuations are not related to the market performance, rather than to the Company’s earnings releases, except that on April 4, 2020 when the Company’s filed annual report on Form 20-F for fiscal 2019, the Company’s share price increased by 30.5%. The analysts’ reports mainly commented on the Company’s revenues, interest expenses, net income and overall loan facilitation.

The misstatement does not have a material impact on the Company’s economic performance, therefore correcting the misstatement is not expected to create significant volatility of CNFinance’s share price in the future.

Whether the misstatement involves concealment of an unlawful transaction	The misstatement does not involve concealment of an unlawful transaction.
Consideration of potential market reaction to disclosure of a misstatement.

The disclosure of the present misstatement is not anticipated to create a volatile market reaction since the misstatement does not affect the total revenue, total expense, or PBT, and does not has significant impact on the total assets, net assets, net profit or EPS.

The clarity of authoritative accounting guidance with respect to the misstatement.	The authoritative accounting guidance is clear.

Based on the foregoing analysis, the Company believes that the impact of correcting the errors related to the change in the charge-off policies isnot material to the Company’s previously issued 2016, 2017, 2018 and 2019 consolidated financial statements, and 2020 interim reports from either a quantitative or qualitative perspective. As the misstatement is not material, the Company is of the view that the revision of the original charge-off policies disclosed in the 2019 20-F is a correction of an immaterial error. The Company respectfully submits to not amend the relevant disclosures in the 2019 20-F, but revise future filing by a note of correction of an immaterial error.

Response to the SEC Staffs’ comment about the Company’s point in time of the classification of loans held-for-sale as communicated on December 16, 2020

As communicated on December 16, 2020, the Company understands the Staff would like to understand more details about the Company’s point in time of the classification of loans held-for-sale. The Company respectfully advises the Staff that the Company’s classification of loans held-for-sale is in compliance with ASC 310-10-35-49. The Company communicates with the third parties who are potential buyers on a regular basis. The buyers will look for specific loans and purchase the ones that they are interested in.

When such a loan defaults, the Company will initiate collecting procedure that includes private negotiations with borrowers, judicial proceedings against the borrower and explore the possibility of a quick disposal of the loan, as mentioned in the 3rd response to the SEC letter dated as of November 13, 2020 (the “3rd Response Letter”). The Company would like to clarify that, in the 3rd Response Letter, we mentioned that, for a loan overdue more than 30 days, if payment overdue cannot be settled through negotiations, the Company will accelerate the execution of quick disposal plans. This is the point in time that the Company starts to consider selling the loan but the Company has not yet decided that selling the loan is the only way of collection at this moment. For example, if the potential buyer’s offer price is below the Company’s expectations, the Company will not sell the loan. Instead, the Company will continue to negotiate with the borrowers for repayment.

Under the circumstances where the Company has identified a potential buyer to purchase the defaulted loan, the Company will assess whether to make a decision to sell the loan on a case-by-case basis. The Company makes such assessment based on the fact and status of each loan and the time and cost associated with different collection methods. If the overall benefit of selling the loan is larger than continuing the Company’s own collection efforts with the borrower, the Company makes the final decision to sell the loan and signs the sales agreement with the buyer. By entering into a sales agreement, the Company has demonstrated that the Company has decided to sell the loans and would reclassify the loans to loans held for sales carried at the lower of cost or fair value.

Loans held-for-sale were not separately presented but included in the loans principal, interest and financing service fee receivables on the face of the balance sheet. Management separately presented the loans held-for-sale in NOTE 6(d) on page F-39 of the 2019 20-F: “Loans transferred to held-for-sale category were RMB120,822,552 and RMB370,700,724 as at December 31, 2018 and 2019 respectively.” The amount of loans held-for sale accounts for 0.76% and 3.26% of loans principal, interest and financing service fee receivables as of December 31, 2018 and 2019, respectively. The Company respectfully advises the Staff that management will present the loans held-for-sale amounts on the face of the balance sheet in future filings.

For a reference purpose, Section 2E of the Office of the Comptroller of the Currency (OCC)’s Bank Accounting Advisory Series (BAAS), August 2020, has a guidance on loans held for sale. The OCC Staff considers that once a decision has been made to sell a loan or portion of a loan, held for sale accounting applies1. Also, a bank has demonstrated that it has decided to sell the loans by entering into a sales contract2.

1 Question 14, Section 2E. Loans Held for Sale, Bank Accounting Advisory Series, August 2020, OCC.

2 Question 16, Section 2E. Loans Held for Sale, Bank Accounting Advisory Series, August 2020, OCC.

Additionally, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2019 Form 20-F or the Company’s other filings, please contact the undersigned at ir@cashchina.cn.

Sincerely yours,

CNFinance Holdings Limited

Date: January 14, 2021	By:	/s/ Ning Li
		Name:	Ning Li
		Title:	Chief Financial Officer